The following Management Discussion and Analysis (MD&A) should be read in conjunction with InterOil’s audited annual consolidated financial statements and accompanying notes for the year ended December 31, 2007 and our unaudited interim financial statements and accompanying notes for the quarter and nine month period ended September 30, 2008. The MD&A was prepared by the management of InterOil and provides a review of our performance in the quarter and nine months ended September 30, 2008, and of our financial condition and future prospects.
Our financial statements and the financial information contained in this MD&A have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are presented in United States dollars (USD) unless otherwise specified. References to “we,” “us,” “our,” “Company,” and “InterOil” refer to InterOil Corporation and/or InterOil Corporation and its subsidiaries as the context requires. Information presented in this MD&A is as at September 30, 2008 unless otherwise specified.
Management Discussion and Analysis INTEROIL CORPORATION     1

LEGAL NOTICE — RISK FACTORS AND FORWARD-LOOKING STATEMENTS
This MD&A may include “forward-looking statements” as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this MD&A that address activities, events or developments that the InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements. These statements are based on certain assumptions made by the Company based on its experience and perception of historical trends, current conditions, expected future developments and other factors it believes are appropriate in the circumstances. No assurances can be given however, that these events will occur. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Forward-looking statements in the MD&A include statements regarding our plans for our exploration activities and other business segments and results therefrom, expanding our business segments, operating costs, business strategy, contingent liabilities, environmental matters, and plans and objectives for future operations, the timing, maturity and amount of future capital and other expenditures.
Many risks and uncertainties may impact the matters addressed in these forward-looking statements, including but not limited to:
•	the inherent uncertainty of oil and gas exploration activities including identifying sufficient gas to underpin our proposed LNG facility;

•	our ability to finance the development of our LNG facility;

•	our ability to timely construct and commission our LNG facility;

•	there is no established market for natural gas in Papua New Guinea and no guarantee that gas from the Elk 4 well will ultimately be able to be extracted and sold commercially

•	the uncertain outcome of our negotiations with the Papua New Guinea government to determine the price at which our refined products may be sold;

•	the current turmoil in the financial markets

•	the margins for our refined products;

•	the availability of crude feedstock at economic rates;

•	uncertainty in our ability to attract capital;

•	interest rate risk;

•	general economic conditions and illiquidity in the credit markets;

•	the recruitment and retention of qualified personnel;

•	the availability and cost of drilling rigs, oilfield equipment, and other oilfield exploration services;

•	political, legal and economic risks in Papua New Guinea;

•	our ability to renew our petroleum licenses;

•	landowner claims;

•	the uncertainty in being successful in pending lawsuits and other proceedings;

•	compliance with and changes in foreign governmental laws and regulations, including environmental laws;

•	the inability of our refinery to operate at full capacity;

•	difficulties in marketing our refinery’s output;

•	exposure to certain uninsured risks stemming from our refining operations;

•	weather conditions and unforeseen operating hazards;

•	losses from our hedging activities;

•	the impact of competition;

•	the impact of legislation regulating emissions of greenhouse gases on current and potential markets for our products;

•	fluctuations in currency exchange rates;

•	material weakness in our internal controls over financial reporting; and

•	inherent limitations in all control systems, and misstatements due to error that occur and not be detected.
Forward-looking statements and information are based on our current beliefs as well as assumptions made by, and information currently available to, us concerning anticipated financial performance, business prospects, strategies, regulatory developments, future oil and natural gas commodity prices, the ability to obtain equipment in a timely manner to carry out development activities, the ability to market products successfully to current and new customers, the impact of increasing competition, the ability to obtain financing on acceptable terms, and the ability to develop production and reserves through development and exploration activities. Although we consider these assumptions to be reasonable based on information currently available to us, they may prove to be incorrect.
Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could be inaccurate, and, therefore, we cannot assure you that the forward-looking statements included in this MD&A will prove to be accurate. In light of the significant uncertainties inherent in our forward-looking statements, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives and plans will be achieved. Some of these and other risks and uncertainties that could cause actual results to differ materially from such forward-looking statements are more fully described under the heading “Risk Factors” in our Annual Information Form for the year ended December 31, 2007 and in the ‘Risk Management’ section below..
Management Discussion and Analysis INTEROIL CORPORATION     2

Furthermore, the forward-looking information contained in this MD&A is made as of the date hereof, unless otherwise specified and, will not be updated publicly or revised except as required by applicable law. The forward-looking information contained in this report is expressly qualified by this cautionary statement.
We currently have no producing reserves or resources as defined in Canadian National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. The Company includes in this MD&A information that the SEC’s guidelines generally prohibit U.S registrants from including in filings with the SEC. Investors are urged to consider closely the disclosure in the Company’s Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov.
INDUSTRY TRENDS
InterOil is developing a vertically integrated energy company in Papua New Guinea and the surrounding region. InterOil is therefore exposed to exploration and development, refining, distribution and marketing industry trends and regulation.
A summary of the various industry trends can be found under the heading “Industry Trends” in our Management Discussion and Analysis dated March 28, 2008 available at www.sedar.com. We do not believe that our business environment has changed in any material way since the date of our 2007 Management Discussion and Analysis other than as discussed below.
The international financial markets are undergoing unprecedented disruptions. Many financial institutions have liquidity concerns prompting intervention from governments. Our exposure to the disruptions in the financial markets includes our credit facilities, ability to access the capital markets and investments.
Our revolving credit facility with BNP Paribas is committed until August 31, 2009 and our working capital facility with BSP and Westpac is subject to annual renewal. If the disruption in the financial markets continues, renewal or replacement of this credit facility may be more expensive. We have other credit facilities which mature between 2013 and 2015, which if the disruption in the financial markets continues, may be difficult to refinance upon maturity.
We had cash, cash equivalents and cash restricted of $78.7 million as at September 30, 2008 of which $31.8 million is restricted.
In the past we have accessed the capital markets to finance our growth, and expect to do so in the future. Our stock price, as well as the price of our competitors, has declined substantially over the last several months. In addition, the disruption in the financial markets has made it unlikely that we will be able to access the equity markets, unless conditions improve. If these conditions continue for an extended period of time, it could adversely affect our growth strateqy.
Oil and gas prices have declined significantly since the end of the quarter. If a global recession occurs, commodity prices may be depressed for an extended period of time, which could alter our exploration plans, and adversely affect our ability to finance our proposed LNG facility and our growth strategy.
RISK MANAGEMENT
Our financial results are significantly influenced by the business environment in which we operate. A summary of the various risks to which our business is subject can be found under the heading “Risk Factors” in our 2007 Annual Information Form dated March 28, 2008 available at www.sedar.com. We do not believe that our
Management Discussion and Analysis INTEROIL CORPORATION     3

business risks have changed materially since the date of our 2007 Annual Information Form other than as discussed below.
Oil and gas prices have recently declined substantially. If there is a sustained economic downturn or recession in Papua New Guinea or globally, oil and natural gas prices may continue to fall and may become and remain depressed for a long period of time, which may adversely affect our results of operations.
Many economists are predicting that an economic downturn or a recession will occur globally. The reduced economic activity associated with an economic downturn or recession may reduce the demand for oil and natural gas, which could reduce our ability to finance our exploration activities and LNG facility.
We depend upon access to the capital markets to fund our growth strategy. Currently, the capital markets are experiencing an unprecedented disruption which, if it continues for an extended period of time, could adversely affect our growth strategy.
We are experiencing unprecedented disruption in the U.S. and international financial markets. The current disruption in the financial markets has made it unlikely that we would issue common stock or debt securities to fund our growth in the near future. In addition, the current markets for bank credit facilities is unfavorable to borrowers. If the disruption in the financial markets continues for a substantial period of time, our ability to fund growth and the development of our LNG facility could be adversely affected.
In response to recent financial unrest and the resulting need to secure offtake arrangements directly with industry LNG participants, subsequent to the quarter end, certain resolutions were passed by the Board of Joint Venture Company, PNG LNG Inc.. These resolutions provide that Merrill Lynch Commodities (Europe) Limited (‘Merrill’) no longer has the right of first negotiation in respect of purchase or offtake of any LNG that may be produced by the LNG Project. Refer to the section ‘Midstream Liquefaction Operating Review’ below for further details.
BUSINESS STRATEGY
InterOil’s strategy is to develop a vertically integrated energy company in Papua New Guinea and surrounding regions, focusing on niche market opportunities which provide financial rewards for InterOil shareholders, while being environmentally responsible, providing a quality working environment and contributing positively to the communities in which InterOil operates. A significant element of that strategy is the establishment and development of gas reserves and an LNG facility in Papua New Guinea with the produced LNG exported overseas. InterOil has taken a three-pronged approach when planning to achieve this strategy by:-
1.	Capitalizing on and expanding on existing business assets.

2.	Targeted growth opportunities and acquisitions in Papua New Guinea and the surrounding regions.

3.	Positioning InterOil for long term oil and gas business success.
A summary of the strategic priorities by business segment can be found in our 2007 Annual Information Form dated March 28, 2008 available at www.sedar.com.
Management Discussion and Analysis INTEROIL CORPORATION     4

INTRODUCTION
InterOil is developing a vertically integrated energy company in Papua New Guinea and the surrounding region. Our operations are organized into four major segments:

Segments	Operations
Upstream	Exploration and Production — Explores and appraises potential oil and natural gas structures in Papua New Guinea with a view to commercializing significant discoveries.

Midstream	Refining — Produces refined petroleum products at Napa Napa in Port Moresby, Papua New Guinea for the domestic market and for export.

Liquefaction — Developing an onshore liquefied natural gas processing facility in Papua New Guinea.

Downstream	Wholesale and Retail Distribution — Markets and distributes refined petroleum products domestically in Papua New Guinea on a wholesale and retail basis.

Corporate
Corporate — Provides support to the other business segments by engaging in business development and improvement activities and providing general and administrative services and management, undertakes financing and treasury activities, and is responsible for government and investor relations. General and administrative and integrated costs are recovered from business segments on an equitable basis. Our corporate segment results also include consolidation adjustments.

OPERATIONAL HIGHLIGHTS
Summary of operational highlights
A summary of the key operational matters and events for the quarter, for each of the segments is as follows:
Upstream
–	On August 15, 2008, one of the IPI investors’ converted their 3.375% indirect participation interest into 450,000 common shares.

–	Elk–4 well was completed as a potential producer and completion work ended on August 31, 2008.

–	On September 4, 2008, the Elk–4 well flowed at 105 mmscf per day which we believe to be the highest flow rate recorded for a gas well in Papua New Guinea. Based on our earlier Drill Stem Test results of 18 bbl/mmcfd, this equates to a rate of 1,890 barrels per day of condensate.

–	On September 23, 2008, an Indirect Participation Interest (‘IPI’) investor waived conversion rights to 150,000 InterOil common shares under the IPI agreement.

–	Antelope–1 well preparation completed during the quarter and the well was spudded on October 15, 2008.

–	Subsequent to quarter end, on October 30, 2008 Petromin PNG Holdings Limited elected to acquire 20.5% working interest in Elk/Antelope field on behalf of the Government of Papua New Guinea, subject to certain formal conditions precedent.
Midstream — Refining
–	Refining operations achieved a gross margin of $7.1 million and Earnings before Interest, Taxes, Depreciation and Amortization (‘EBITDA’), a non–GAAP measure, of $17.5 million for the quarter ended September 30, 2008.

–	Net income was $12.7 million during the quarter ended September 30, 2008.

–	Total refinery throughput was 22,463 barrels per operating day compared with 21,045 barrels per operating day in third quarter of 2007.
Management Discussion and Analysis INTEROIL CORPORATION     5

Midstream — Liquefaction
–	Negotiations on a project agreement with the Papua New Guinea government were progressed.

–	Progressing engineering design activities for the proposed liquefaction plant.

–	In late October 2008, certain steps were taken with a view to ensuring that offtake arrangements for, and to help underpin, the proposed LNG plant were able to be negotiated with industry–based entities. Merrill Lynch has disputed these steps, asserting that it has an exclusive right to negotiate such offtake arrangements. This matter is being litigated along with whether Merrill Lynch has been redeemed of its Class ‘A’ voting shares in the joint venture entity formed to develop the LNG project.
Downstream
–	Downstream operations generated gross margin of $5.7 million and EBITDA of $0.6 million for the quarter ended September 30, 2008.

–	Net profit for the quarter was negative principally as a result of $4.2 million inventory write down due to decreasing product prices at quarter end.

–	Total downstream sales volumes were 138.0 million liters compared with 141.9 million liters in third quarter of 2007.

–	Subsequent to quarter end, on October 24, 2008, we secured a domestic (Papua New Guinea) 150.0 million Kina (approximately $57.5 million) revolving working capital facility for our wholesale and retail petroleum products distribution business in Papua New Guinea from Bank of South Pacific Limited and Westpac Bank PNG Limited.
Corporate
–	In July/August 2008, all $15.0 million preference shares were converted into 517,777 common shares.

–	In July/August 2008, $15.0 million of 8% debentures were converted into 600,000 common shares.

–	In August 2008, we filed an omnibus shelf prospectus with the Ontario Securities Commission and a corresponding registration statement on Form F–10/A with the United States Securities and Exchange Commission which will enable us to issue, from time to time during the following 25 months, up to $200.0 million of debt securities, common shares, preferred shares and/or warrants in one or more offerings.
Management Discussion and Analysis INTEROIL CORPORATION     6

FINANCIAL RESULTS
Consolidated Results for the Quarter and Nine Months Ended September 30, 2008 compared with the Quarter and Nine Months Ended September 30, 2007

Consolidated - Operating results	Quarter ended Sept 30,		Nine months ended Sept 30,
($ thousands, except per share data)	2008	2007	2008	2007

Sales and operating revenues	262,371	188,365	697,401	453,604
Interest revenue	460	501	1,216	1,734
Other non-allocated revenue	900	1,239	2,541	2,203

Total revenue	263,731	190,105	701,158	457,541

Cost of sales and operating expenses	(248,199)	(182,099)	(631,395)	(423,977)
Office and administration and other expenses	439	(13,524)	(29,691)	(29,116)
Gain on LNG shareholder agreement	0	0	0	6,553
Exploration costs	(75)	(4,232)	79	(12,071)
Exploration impairment	(72)	(505)	(83)	(526)
Gain on sale of oil and gas properties assets	990	—	11,235	—

Earnings before interest, taxes, depreciation and amortization (non-GAAP measure) (1)	16,814	(10,255)	51,303	(1,596)

Depreciation and amortization	(3,573)	(2,959)	(10,498)	(10,038)
Interest expense	(4,048)	(5,223)	(14,165)	(14,562)

Profit (loss) from ordinary activities before income taxes	9,193	(18,437)	26,640	(26,196)

Income tax expense	37	472	(4,203)	(71)
Non-controlling interest	(3)	72	(5)	67

Total net profit (loss)	9,227	(17,893)	22,432	(26,200)

Earnings (loss) per share (dollars) (basic)	0.26	(0.60)	0.68	(0.88)

Earnings (loss) per share (dollars) (diluted)	0.22	(0.60)	0.59	(0.88)

Total assets	708,782	537,656	708,782	537,656

Total liabilities	463,597	468,831	463,597	468,831

Gross margin (2)	14,172	6,266	66,006	29,627

Cash flows (used in)/provided by operating activities	2,638	(19,668)	(23,025)	(19,782)

(1)	Earnings before interest, taxes, depreciation and amortization is a non-GAAP measure and is reconciled to GAAP in the section to this document entitled ‘Non-GAAP measures and reconciliation’.
(2)	Gross Margin is ‘sales and operating revenues’ less ‘cost of sales and operating expenses’.
Analysis of Consolidated Financial Results Comparing Quarter and Nine Months Ended September 30, 2008 and 2007
The net profit for the quarter ended September 30, 2008 was $9.2 million, an improvement of $27.1 million over the same quarter of 2007. The operating segments of Corporate, Midstream Refining and Downstream collectively derived a net profit for the quarter of $10.7 million and the development segments of Upstream and Midstream Liquefaction had a net loss of $1.5 million.
EBITDA for the quarter ended September 30, 2008 was $16.8 million, an improvement of $27.1 million over the same quarter of 2007.
Management Discussion and Analysis INTEROIL CORPORATION     7

Sales and operating revenue increased $74.0 million from $188.4 million in the quarter ended September 30, 2007 to $262.4 million in the quarter ended September 30, 2008.
Net profit for the nine months ended September 30, 2008 was $22.4 million compared with a net loss of $26.2 million for same period in 2007, showing an improvement of $48.6 million over the same period in 2007. The operating segments of Corporate, Midstream Refining and Downstream collectively had a net profit for the nine months of $18.7 million and the development segments of Upstream and Midstream Liquefaction had a net profit of $3.7 million.
EBITDA for the nine months ended September 30, 2008 was $51.3 million, an increase of $52.9 million over the same period in 2007.
Sales and operating revenue for the nine months ended September 30, 2008 was $697.4 million compared with $453.6 million for the same period in 2007.
A complete discussion of each of the business segment’s results can be found under the section ‘Quarter and Nine Month Period in Review’. The following table outlines the key movements, the net of which primarily explains the improvements in the results between the quarters and nine months ended September 30, 2008 and 2007.

	Quarter	Nine months
	($ millions)	($ millions)
	$27.1	$48.6	Net profit/(loss) variance for the comparative periods primarily due to:

➢	$7.9	$36.4	Increase in Gross Margin due to positive effects of Import Parity Price (IPP) movements, higher export prices and higher refining margins.

			The results for the quarter and nine month period ended September 30, 2008 also include an inventory write-down of $11.8 million. No write-down was necessary for the same periods of 2007.

➢	$14.0	$(0.6)	Decrease/(increase) in ‘office and administration and other expenses’ due to derivative gains/(losses).

➢	$0.0	$(6.6)	One-time gain recognized in prior period due to the signing of the LNG Shareholder’s Agreement.

➢	$4.2	$12.2	Higher exploration costs expensed during prior periods as the Elk seismic program was being conducted, the costs of which were expensed as incurred under the successful efforts method of accounting.

➢	$0.0	$6.5	Gain on sale of our interest in PRL4 and PRL5 to Horizon Oil Limited in June 2008.

➢	$1.0	$4.7	Gain on the application of conveyance accounting following two IPI investor’s decision to waive their conversion rights under the IPI agreement.

➢	$(0.4)	$(4.1)	Increased income tax expense in Downstream operations due to higher profits.
Management Discussion and Analysis INTEROIL CORPORATION     8

Summary of Consolidated Quarterly Financial Results for Past Eight Quarters
Consolidated Quarterly Financial Results by Quarter for 2008 to date, and the Preceding Five Quarters
The following is a table containing the consolidated results for the eight quarters ended September 30, 2008 by business segment.

Quarters ended	2008			2007				2006
($ thousands except per share data)	Sep-30	Jun-30	Mar-31	Dec-31	Sep-30	Jun-30	Mar-31	Dec-31
		(restated)	(restated)

Upstream	698	895	618	579	1,176	397	395	705
Midstream — Refining	216,750	197,864	176,973	137,509	168,737	114,584	103,055	147,538
Midstream — Liquefaction	35	19	13	26	10	5	—	—
Downstream	172,528	140,467	116,048	118,495	102,786	93,186	77,812	91,990
Corporate and Consolidated	(126,280)	(94,231)	(101,238)	(83,776)	(82,605)	(67,633)	(54,366)	(67,457)
Sales and operating revenues	263,731	245,014	192,414	172,833	190,104	140,539	126,896	172,776

Upstream	231	10,164	(1,135)	(3,128)	(5,015)	(5,492)	(4,009)	(719)
Midstream — Refining	17,516	16,329	5,724	9,589	(1,332)	3,775	6,336	9,144
Midstream — Liquefaction	(1,570)	(1,784)	(1,636)	(797)	(4,104)	(444)	(322)	(396)
Downstream	610	7,893	4,529	3,627	3,301	2,760	3,028	1,143
Corporate and Consolidated	27	(5,248)	(347)	(2,394)	(3,105)	4,959	(1,931)	(2,299)
Earnings before interest, taxes, depreciation and amortization (1)	16,814	27,354	7,135	6,897	(10,255)	5,558	3,102	6,873

Upstream	98	10,029	(1,289)	(3,262)	(4,716)	(5,831)	(4,318)	(954)
Midstream — Refining	12,660	11,344	202	2,990	(12,199)	(1,117)	1,511	3,818
Midstream — Liquefaction	(1,614)	(1,849)	(1,675)	(825)	(4,104)	(444)	(322)	(396)
Downstream	(886)	3,383	2,198	670	(255)	2,242	2,050	(427)
Corporate and Consolidated	(1,031)	(7,306)	(1,832)	(2,286)	3,382	2,196	(4,275)	(5,420)

Net profit (loss) per segment	9,227	15,601	(2,396)	(2,713)	(17,892)	(2,954)	(5,354)	(3,379)

Net profit (loss) per share (dollars)

Per Share — Basic	0.26	0.48	(0.08)	(0.09)	(0.60)	(0.10)	(0.18)	(0.11)
Per Share — Diluted	0.22	0.40	(0.08)	(0.09)	(0.60)	(0.10)	(0.18)	(0.11)

(1)	Earnings before interest, taxes, depreciation and amortization is a non-GAAP measure and is reconciled to GAAP in the section to this document entitled ‘Non-GAAP measures and reconciliation’.
(2)	The inter-company interest charges have been restated for quarter ended March 31, 2008 and June 30, 2008 to reflect transfer of certain inter-company loan balances to inter-company investments.
Management Discussion and Analysis INTEROIL CORPORATION     9

QUARTER AND NINE MONTH PERIOD IN REVIEW
The following section provides a review of the quarter and nine months ended September 30, 2008 for each of our business segments. It includes a business summary, an operational review of the quarter and a review of financial results.
UPSTREAM — QUARTER AND NINE MONTH PERIOD IN REVIEW
Our Upstream exploration business currently holds four exploration licenses in Papua New Guinea, covering 8.7 million acres. 8.1 million acres are operated by InterOil, being Petroleum Prospecting Licenses (‘PPL’) 236, 237, 238, referred to as the “Operated Exploration Licenses”. These three PPL’s are located onshore in the Eastern Papuan Basin, northwest of Port Moresby and are wholly held by us. In addition to these onshore interests, we also have a 15% interest in PPL 244, located offshore in the Gulf of Papua.
Our current exploration efforts remain focused on PPL 238 and PPL 237. All of our 2008 exploration expenditures to September 30, 2008 relate to drilling, testing and drill site preparation in the Elk/Antelope area in PPL 238.
On June 30, 2008, two groups of investors held the right to participate in up to a 31.55% Working Interest in the Elk/Antelope field, by paying their share of all testing, completion, appraisal well and subsequent field infrastructure costs under certain participation agreements described in our Annual Information Form for the year ended December 31, 2007. On August 15, 2008, two of the investors (collectively) converted their 3.375% Working Interest into 450,000 common shares. The total indirect participation interest has therefore decreased from 31.55% to 28.175%. InterOil’s current interest has correspondingly increased from 68.45% to 71.825% in the Elk/Antelope structure.
We are currently preparing the application for the PDL covering the Elk/Antelope structure, for review by the Government of Papua New Guinea. This PDL would allow the company to move towards production from the Elk/Antelope structure should it prove economic to do so. Investors in our IPI programs have the option of requesting direct registration of their IPI interest on the PDL. In order to maintain their right to earn, the IPI investors are required to continue to fund their share of ongoing appraisal drilling and all subsequent capital expenditures which may be required to bring the field into production.
The Government of Papua New Guinea is able to elect to purchase, under the country’s Oil and Gas Act, up to a 22.500% Working Interest in the Elk/Antelope field. In the event said election is made, the working interests in Elk/Antelope field would be as follows:

	Working interests	If PNG
Elk/Antelope Field	As at September	Government
Participant	30, 2008	participates

InterOil Corporation	71.8250%	55.6643%

IPI Investors	21.4250%	16.6044%

PNG Drilling Ventures	6.7500%	5.2313%

Government of Papua New Guinea	0.00%	22.5000%

Total	100.00%	100.00%

Subsequent to the quarter end, on October 30, 2008, Petromin PNG Holdings Limited (‘Petromin’), a government entity mandated to invest in resource projects on behalf of the Independent State of Papua New Guinea (“the State”), agreed to take a 20.5% direct interest in the Elk/Antelope field. Petromin will contribute an initial deposit and will fund 20.5% of the costs of developing the Elk/Antelope field. The agreement remains subject to certain formal conditions precedent. In addition, under the relevant legislation the State’s right to invest arises upon issuance of the PDL, which has not yet occurred. The agreement contains certain provisions
Management Discussion and Analysis INTEROIL CORPORATION     10

applicable in the event that the PDL is not issued within a certain timeframe, or the State does not designate Petromin to hold its interest at that time.
Reserves
At September 30, 2008, we did not have any oil or gas reserves or resources, or working interests in any producing oil and gas wells and therefore no oil and gas sales revenue during 2008. The Elk/Antelope structure hydrocarbons are currently being evaluated and are not classified as reserves or resources under definitions adopted by the United States or Canadian regulatory authorities. An independent engineering firm has been appointed to evaluate the discoveries under Canadian disclosure guidelines and this work is ongoing.
Application for Extension of the Operated Exploration Licenses
The six year primary term of the Operated Exploration Licenses is due to expire in March 2009. Under Papua New Guinea Law, it is possible to apply to retain the exploration rights over the most prospective 50% of the licenses for a second five year term provided certain commitments have been met. We have commenced preparing applications for the extension of our licenses for the second term. With the Elk/Antelope discoveries and our focus on PPL 238, our expenditures on that license have exceeded the license commitment. However, on each of the other two licenses, PPL 236 and 237, we are requesting a deferral of a commitment well, required under the terms of each of those licenses, to the second term. Should the Department of Petroleum & Energy approve our present application, our Operated Exploration Licenses would reduce by 50% to 4.0 million acres, including the 105,445 acres in the Elk/Antelope Petroleum Development License. There is no guarantee that our request will be acceded to. In the event that it is not, we would lose the rights to these licenses, subject to going through the prescribed appeals process.
Upstream Operating Review
The following table shows key upstream events that occurred in the first nine months of 2008 and during the year ended December 31, 2007.

	Nine Months to	Year Ended
Key Upstream Metrics	Sep 08	Dec 2007

Wells spudded in the period	—	2
Total footage drilled (Total Vertical Depth - feet)	4,838	13,602
2D seismic miles acquired	—	144
Total gross expenditure on 2D seismic acquisition ($ millions)	—	$19.5
Total gross expenditure on drilling and testing ($ millions)	$42.6	$44.5

Elk-1 and Elk-2 Wells
No major activity occurred at the Elk-1 or Elk-2 well sites during the third quarter of 2008. The Elk-1 well was drilled in 2006 and has been suspended as a gas/condensate discovery. Elk-2, drilled in 2007, did not flow gas at commercial rates having penetrated the reservoir below the gas-water contact. The log test and core data from the Elk-2 well provided some valuable geological data which may assist in determining future estimates of reservoir volume and producibility.
Elk-4 Drilling
The Elk-4 appraisal well was spudded on November 15, 2007. It is located 0.9 miles (1.5 kilometers) south of Elk-1. At a depth of 6,578 feet (2,000 meters) the well had not encountered the Elk limestone formation. The well was extended due to the potential, identified by seismic, to drill into the Antelope structure. Extended drilling beneath 2,000 meters was designated as an exploratory well (see Elk 4A below) into the Antelope formation, which is immediately adjacent to the Elk formation and separated geologically by a fault. Gross costs incurred in drilling Elk-4 to September 30, 2008 were $19.9 million. As Elk-4 was not one of the eight IPWI exploration wells, IPI investors contributed funds to cover their share of the Elk-4 drilling costs. Therefore, our
Management Discussion and Analysis INTEROIL CORPORATION     11

net 71.825% share of the Elk-4 costs was $14.3 million, which has been capitalized at September 30, 2008, as part of our oil and gas properties, pending further evaluation of the structure.
Elk-4A Drilling
As discussed above, the deepening of the Elk-4 well below 6,578 feet (2,000 meters) was designated as the Elk-4A well, an exploratory well into the Antelope limestone structure. As an exploratory well, InterOil is responsible for all drilling costs. Elk-4A is the fourth exploration well of the eight commitment wells for the IPI investors. At September 30, 2008, we had reached a depth of 7,816 feet (2,383 meters). The total cost of drilling was $8.5 million, all of which is borne by InterOil under the IPI Agreement.
Elk-4A Testing
On May 1, 2008, while drilling at 7,402 feet (2,256 meters) the well experienced a gas kick, which resulted in a flow of natural gas and gas liquids to surface and a discovery in the Antelope structure.
On August 5, 2008, the well flowed at gas flow of 63.9 million standard cubic feet (mmscf) per day. Estimated condensate rate was 1,130 barrels (bbls) per day (Condensate Gas Ratio - 17.6 bbls/mmcf), surface flowing pressure at 2,243 psi, down hole reservoir pressure of approximately 3,700 psi, and condensate of 48 degrees API gravity.
Subsequent test results were as follows:
•	On August 25, 2008, after acid stimulation, well flowed at 86 mmscf per day

•	On September 4, 2008, after modifying surface equipment, recorded a gas flow rate of 105 mmscf per day which we believe is the highest flow rate recorded for a gas well in Papua New Guinea.

•	The well was completed with 4 1/2” tubing as a potential producer and completion work ended on August 31, 2008.
At September 30, 2008, gross testing and completion costs for Elk-4A is $16.1 million, of which our net 71.825% share is $11.6 million.
Antelope-1 Well
The Antelope-1 drill site is located 2.5 miles (4 kilometers) south of Elk-1 and 1.7 miles (2.8 kilometers) south of Elk 4A on PPL 238. InterOil’s drilling rig was transported by helicopter to the new location and the well was spudded on October 15, 2008.
Antelope-1 is targeting a seismically indicated limestone reef at approximately 5,577 feet (1,700 meters) with a total projected well depth of approximately 8,202 feet (2,500 meters). It is to be drilled substantially up dip on the Antelope structure. Gross costs to September 30, 2008 were $10.5 million with our net 71.825% share of these costs amounting to $7.5 million. The drilling program for the well is estimated to total approximately 90 drilling days.
Elk Petroleum Development License Application (PDL)
In order to progress the development and commercialization of the Elk/Antelope discoveries, InterOil is required to apply for one or more PDLs, which will consist of the acreage surrounding the field and also acreage on which to locate facilities and pipeline rights of way. This area subject to the PDL application on PPL238 totals 105,445 acres (42,178 hectares). The current application covers five graticular blocks in PPL238 identified on government maps as blocks; 2606, 2678, 2679, 2751 and 2823. Significant work on this project is currently in progress.
Stanley-1 Testing on PRL 4 -Operated By InterOil Corporation
On June 1, 2008, InterOil accepted an offer of $6.5 million from Horizon Oil to purchase its interest in PRL 4 and 5. The decision was made to better be able to focus on our Elk/Antelope field and in PPL 238. Horizon, as the
Management Discussion and Analysis INTEROIL CORPORATION     12

remaining sole working interest owner in the block, requested that InterOil continue to operate this project on a fee for service basis for our personnel and equipment rental. This work has been completed and we no longer have any interest or association with this license after the demobilization of the work over rig during the third quarter.
PPL244 — Operated By Talisman
The operator is seeking to delay the commitment of an offshore exploration well into 2009, pending further evaluation of the prospect.
Upstream Financial Results

Upstream - Operating results	Quarter ended Sept 30,		Nine months ended Sept 30,
($ thousands, unless otherwise indicated)	2008	2007	2008	2007

Other non-allocated revenue	698	1,176	2,210	1,967

Total revenue	698	1,176	2,210	1,967

Office and administration and other expenses	(1,309)	(1,454)	(4,181)	(3,886)
Exploration costs	(75)	(4,232)	79	(12,072)
Exploration impairment	(72)	(505)	(83)	(526)
Gain on sale of oil and gas properties	990	—	11,235	—

Earnings before interest, taxes, depreciation and amortization (non-GAAP measure) (1)	232	(5,015)	9,260	(14,517)

Depreciation and amortization	(134)	299	(422)	(348)
Interest expense	—	—	—	—

Profit (loss) from ordinary activities before income taxes	98	(4,716)	8,838	(14,865)

Income tax expense	—	—	—	—

Total net profit (loss)	98	(4,716)	8,838	(14,865)

(1)	Earnings before interest, taxes, depreciation and amortization is a non-GAAP measure and is reconciled to GAAP in the section to this document entitled ‘Non-GAAP measures and reconciliation’.
Analysis of Upstream Financial Results Comparing Quarter Ended and Nine Months Ended September 30, 2008 and 2007
The following table outlines the key movements, the net of which primarily explains the improvements in the results between the quarters and nine months ended September 30, 2008 and 2007.

	Quarter	Nine months
	($ millions)	($ millions)
	$4.8	$23.7	Net profit/(loss) variance for the comparative periods primarily due to:

➢	$0.0	$6.5	Gain on sale of our interest in PRL4 and PRL5 to Horizon in June 2008.

➢	$1.0	$4.7	Gain on the application of conveyance accounting following two IPI investor’s decision to waive their conversion rights under the IPI agreement.

➢	$4.2	$12.2	Higher exploration costs expensed during prior periods as the Elk seismic program was being conducted, and were expensed as incurred under the successful efforts method of accounting.
Management Discussion and Analysis INTEROIL CORPORATION     13

Upstream Financial Results by Quarter for 2008 to date, and the Preceding Five Quarters

Upstream - Operating results	2008			2007				2006
($ thousands)	Sep-30	Jun-30	Mar-31	Dec-31	Sep-30	Jun-30	Mar-31	Dec-31

Other non-allocated revenue	698	894	618	579	1,176	397	395	705
Total segment revenue	698	894	618	579	1,176	397	395	705

Office and administration and other expenses	(1,309)	(907)	(1,965)	(1,756)	(1,453)	(1,366)	(1,068)	(1,354)
Exploration costs	(75)	(83)	237	(1,234)	(4,232)	(4,518)	(3,322)	50
Exploration impairment	(72)	14	(25)	(717)	(505)	(6)	(14)	(119)
Gain on sale of oil and gas properties	990	10,246	—	—	—	—	—	—
Earnings before interest, taxes, depreciation and amortization (1)	232	10,164	(1,135)	(3,128)	(5,014)	(5,493)	(4,009)	(718)

Depreciation and amortization	(134)	(135)	(154)	(134)	299	(338)	(309)	(233)
Interest expense	—	—	—	—	—	—	—	(2)

Profit (loss) from ordinary activities before income taxes	98	10,029	(1,289)	(3,262)	(4,715)	(5,831)	(4,318)	(953)

Income tax expense	—	—	—	—	—	—	—	—

Total net profit (loss)	98	10,029	(1,289)	(3,262)	(4,715)	(5,831)	(4,318)	(953)

(1)	Earnings before interest, taxes, depreciation and amortization is a non-GAAP measure and is reconciled to GAAP in the section to this document entitled ‘Non-GAAP measures and reconciliation’.
Management Discussion and Analysis INTEROIL CORPORATION     14

MIDSTREAM REFINING — QUARTER AND NINE MONTH PERIOD IN REVIEW
Midstream Refining Business Summary
The Midstream Refinery business segment is essentially comprised of our facilities situated at Napa Napa in Port Moresby, the capital of Papua New Guinea. Our refinery consists of a 32,500 barrel per day crude distillation unit (‘CDU’) and a 3,500 barrel per day catalytic reforming unit (‘CRU’). We are currently the sole refiner of hydrocarbons in Papua New Guinea and the refinery’s output is well able to meet all of that country’s domestic demand for diesel, jet fuel and gasoline. Diesel, jet fuel and gasoline are the primary products that we produce for the domestic market.
Operation of the crude distillation unit also results in the production of naphtha and low sulfur waxy residue. Sometimes limited volumes of LPG’s are produced depending on the nature of the crude feedstock. To the extent that we do not convert naphtha into gasoline within the crude reforming unit, we export it to the Asian markets in two grades, light naphtha and mixed naphtha, which are predominantly used as petrochemical feed stocks. At present, the majority of the low sulfur waxy residue is exported, as it is valued by more complex refineries as cracker feedstock. We also market and provide some lower sulfur waxy residue in Papua New Guinea as feed for power generation, heaters and boilers.
We have also been negotiating with the Papua New Guinea government to revise the IPP formula which governs the prices of refined product sales in Papua New Guinea as the original formula is no longer operative under the terms of our agreement with the State of Papua New Guinea. Since the period beginning November 30, 2007, an interim arrangement has been in place with the Papua New Guinea government to apply a revised IPP formula for all sales from that date. The interim formula was adjusted in June 2008. Ongoing discussions are being held with the Papua New Guinea government with a view to finalizing a permanent replacement to the IPP formula.
Midstream Refining Operating Review

	Quarter ended		Nine months ended
	September 30,		September 30,
Key Refining Metrics	2008	2007	2008	2007

Net income/(loss) ($ millions)	$12.7	$(12.3)	$24.2	$(11.9)
EBITDA ($ millions) (1)	$17.5	$(1.3)	$39.6	$8.8
Throughput (barrels per day)(2)	22,463	21,045	22,362	19,690
Cost of production per barrel(3)	$2.53	$2.12	$3.18	$2.38
Working capital financing cost per barrel of production(3)	$0.75	$0.91	$1.02	$0.78
Distillates as percentage of production	54.7%	59.1%	56.4%	58.9%

(1)	Earnings before interest, taxes, depreciation and amortization is a non-GAAP measure and is reconciled to GAAP in the section to this document entitled ‘Non-GAAP measures and reconciliation’.

(2)	Throughput per day has been calculated excluding shut down days.

(3)	Our cost of production per barrel and working capital financing cost per barrel have been calculated based on a notional throughput. Our actual throughput has been adjusted to include the throughput that would have been necessary to produce the equivalent amount of diesel that we imported during the year.
In the third quarter of 2008, our total refinery throughput was 22,463 barrels per operating day versus 21,045 barrels per operating day for the third quarter of 2007.
Our working capital costs per barrel of production have decreased compared with the third quarter of 2007. US interest rates have fallen significantly although this has been offset to some degree by the increase in the per barrel cost of crude which therefore requires increased working capital financing. Higher throughput for third quarter 2008 also contributed to the reduction in the working capital cost per barrel of production.
Management Discussion and Analysis INTEROIL CORPORATION     15

Midstream Refining Financial Results

Midstream Refining - Operating results	Quarter ended Sept 30,		Nine months ended Sept 30,
($ thousands, unless otherwise indicated)	2008	2007	2008	2007

External sales	90,352	85,733	269,378	180,484
Inter-segment revenue	126,374	82,989	322,159	205,853
Interest and other revenue	24	15	50	39

Total segment revenue	216,750	168,737	591,587	386,376

Cost of sales and operating expenses	(209,656)	(166,780)	(551,785)	(371,695)
Office and administration and other expenses	10,421	(3,289)	(233)	(5,902)

Earnings before interest, taxes, depreciation and amortization (non-GAAP measure) (1)	17,515	(1,332)	39,569	8,779

Depreciation and amortization	(2,742)	(2,781)	(8,227)	(8,246)
Interest expense	(2,113)	(8,155)	(7,136)	(12,402)

Profit (loss) from ordinary activities before income taxes	12,660	(12,268)	24,206	(11,869)

Income tax expense	—	—	—	—
Non-controlling interest	—	69	—	64

Total net profit (loss)	12,660	(12,199)	24,206	(11,805)

Gross Margin (2)	7,070	1,942	39,752	14,642

(1)	Earnings before interest, taxes, depreciation and amortization is a non-GAAP measure and is reconciled to GAAP in the section to this document entitled ‘Non-GAAP measures and reconciliation’.

(2)	Gross Margin is ‘external sales’ and ‘inter-segment revenue’ less ‘cost of sales and operating expenses’.
Analysis of Midstream Refining Financial Results Comparing the Quarters and Nine Months Ended September 30, 2008 and 2007
During the third quarter of 2008, the Midstream Refining business generated a net profit of $12.7 million, compared with a net loss of $12.2 million in the same quarter of 2007. During the nine months to September 30, 2008 the Midstream Refining business generated a net profit of $24.2 million, compared with an $11.8 million net loss in the same period 2007.
The following table outlines the key movements, the net of which primarily explains the improvements in the results between the quarters and nine months ended September 30, 2008 and 2007.

	Quarter	Nine months
	($ millions)	($ millions)
	$24.9	$36.0	Net profit/(loss) variance for the comparative periods primarily due to:

➢	$5.1	$25.1	Changes in Gross Margin is due to the following contributing factors:

			+ Negotiations for a more appropriate IPP formula
			- Increased direct operating costs
			+ Improved distillate margins
			+ Reduced sale of imported product providing for improved gross refining margins
			- Reduced LSWR/Naphtha margins
			- Decreasing price environment resulting in inventory losses
Management Discussion and Analysis INTEROIL CORPORATION     16

	Quarter	Nine months
	($ millions)	($ millions)
			- Available crude feedstock composition resulted in poorer refining yield structure
			- Increasing crude premiums over Tapis benchmark

			The results for the quarter and nine month period ended September 30, 2008 include an inventory revaluation of $7.6 million.

➢	$6.0	$5.3	Reduction in interest expense as a result of a decrease in inter-company loans and OPIC loan balance due to repayments made.

➢	$13.9	$2.3	Increase in derivative gains from non-hedge accounted contracts. This item is included within the ‘Office and Administration and other expenses’ classification in the table above.

➢	$0.6	$4.5
Increase in foreign exchange gains due to the currency fluctuations between Papua New Guinea Kina and the U.S. Dollar. This item is included within the ‘Office and Administration and other expenses’ classification in the table above.

Midstream Refining Financial Results by Quarter for 2008 to date, and the Preceding Five Quarters

Midstream Refining -	2008			2007				2006
Operating results	Sep-30	Jun-30	Mar-31	Dec-31	Sep-30	Jun-30	Mar-31	Dec-31
($ thousands)		(restated)	(restated)

External sales	90,352	103,519	75,508	53,385	85,733	46,538	48,213	79,634
Inter-segment revenue	126,374	94,335	101,449	84,094	82,989	68,031	54,833	67,894
Interest and other revenue	24	10	16	30	15	15	9	10
Total segment revenue	216,750	197,864	176,973	137,509	168,737	114,584	103,055	147,538

Cost of sales and operating expenses	(209,656)	(172,655)	(169,473)	(123,363)	(166,780)	(110,074)	(94,841)	(138,664)
Office and administration and other expenses	10,421	(8,878)	(1,776)	(4,557)	(3,289)	(735)	(1,878)	270
Earnings before interest, taxes, depreciation and amortization (1)	17,515	16,331	5,724	9,589	(1,332)	3,775	6,336	9,144

Depreciation and amortization	(2,742)	(2,724)	(2,761)	(2,158)	(2,781)	(2,748)	(2,717)	(2,806)
Interest expense	(2,113)	(2,263)	(2,761)	(4,397)	(8,155)	(2,156)	(2,091)	(2,478)

Profit (loss) from ordinary activities before income taxes	12,660	11,344	202	3,034	(12,268)	(1,129)	1,528	3,860

Income tax expense	—	—	—	—	—	—	—	—
Non-controlling interest	—	—	—	(44)	69	12	(17)	(42)

Total net profit (loss)	12,660	11,344	202	2,990	(12,199)	(1,117)	1,511	3,818

Gross Margin (2)	7,070	25,199	7,484	14,116	1,942	4,495	8,205	8,864

(1)	Earnings before interest, taxes, depreciation and amortization is a non-GAAP measure and is reconciled to GAAP in the section to this document entitled ‘Non-GAAP measures and reconciliation’.

(2)	Gross Margin is ‘external sales’ and ‘inter-segment revenue’ less ‘cost of sales and operating expenses’.

(3)	The inter-company interest charges have been restated for quarter ended March 31, 2008 and June 30, 2008 to reflect transfer of certain inter-company loan balances to inter-company investments.
Management Discussion and Analysis INTEROIL CORPORATION     17

MIDSTREAM LIQUEFACTION — QUARTER AND NINE MONTHS IN REVIEW
Midstream Liquefaction Operating Review
Our liquefaction segment is in the early stages of its development. In May 2006, InterOil signed a memorandum of understanding with the Government of Papua New Guinea for natural gas development projects in Papua New Guinea and a tri-partite agreement with Merrill Lynch Commodities (Europe) Limited (‘Merrill’) and Pacific LNG Operations Ltd., an affiliate of Clarion Finanz AG. The tri-partite agreement related to a proposal for the construction of a liquefaction plant to be built adjacent to our refinery. The joint venture is targeting a facility that will produce up to nine million tons per annum of Liquefied Natural Gas (‘LNG’) and condensates. The infrastructure currently being contemplated includes condensate storage and handling, a gas pipeline from the Elk/Antelope field, as well as sourced suppliers of gas, and LNG storage and handling. The LNG facility is designed to interface with our existing refining facilities.
On July 30, 2007, a shareholders’ agreement was signed between InterOil LNG Holdings Inc. (100% subsidiary of InterOil), Pacific LNG Operations Ltd., Merrill Lynch Commodities (Europe) Limited and PNG LNG Inc. (“Joint Venture Company”).
Pacific LNG Operations Ltd. and Merrill Lynch Commodities (Europe) Limited have initially approved and agreed to provide a total of $40.0 million to fund cash costs incurred through the front end engineering and design (‘FEED’) phase of the project and until the Final Investment Decision (‘FID’) milestone is achieved. Under the shareholders’ agreement, we are not required to contribute towards cash calls from the Joint Venture Company until a total of $200.0 million has been contributed by the other Joint Venture partners to equalize their shareholding in the Joint Venture Company with that of InterOil. Both FEED and FID are defined in the Shareholders Agreement which is available on SEDAR at www.sedar.com.
Some progress has been made on a number of the key components necessary to develop the proposed LNG project. During the first nine months of 2008, we continued our negotiations with the Government of Papua New Guinea for a definitive project agreement. If and when government approval is given, completion of an LNG facility will require substantial amounts of financing and construction will take a number of years to complete. No assurances can be given that we will be able to successfully finance or construct such a facility, or as to the timing of such construction. In addition, no assurance can be given that we will have access to sufficient gas reserves, whether from the Elk/Antelope location or otherwise, to support or justify an LNG facility.
On October 20, 2008, subsequent to the end of the current quarter, certain resolutions were adopted by the Board of Directors of the Joint Venture Company. These resolutions provide that Merrill, which is being acquired by Bank of America, would no longer have a right of first negotiation to establish terms for a future exclusive agreement for the supply and purchase of any LNG from the proposed LNG Project. In addition, the Joint Venture Company Board adopted resolutions redeeming Merrill’s Class ‘A’ voting shares. Merrill continues to hold all Class ‘B’ shares issued to it by the Joint Venture Company, reflecting its economic interest in the Joint Venture Company. The resolutions were adopted by the Board consistent with the Joint Venture Company’s Shareholders’ Agreement and in response to deterioration in Merrill’s financial viability and the advice of a third-party industry consultant which recommended that, in the context of global financial market turmoil, the Joint Venture Company should seek to negotiate a long-term supply arrangement with an established industry-based purchaser. The Joint Venture Company and InterOil’s joint venture holding company have sought a declaratory judgment in the New York State Supreme Court, New York County, affirming these resolutions and enjoining Merrill from interfering with any subsequent negotiations with potential industry-based LNG Project offtakers. Merrill has cross-moved for an order requiring arbitration of whether a Holding Company management deadlock has occurred under the terms of the Shareholders’ Agreement. In a decision given on October 28, 2008, the New York State Supreme Court stayed the declaratory judgment and injunctive proceeding pending the outcome of an arbitration, not yet initiated, to determine whether a management deadlock has occurred. The Joint Venture Company and InterOil’s joint venture holding company intend to assert and maintain their rights against Merrill. Especially in view of the early stage of this dispute, the Company is not able to provide assurances on the outcome of the future arbitration proceedings or the subsequent disposition of the New York State Supreme Court proceeding.
Management Discussion and Analysis INTEROIL CORPORATION     18

However, based on the current state of such proceedings, the Company does not believe that either proceeding will have a materially adverse effect on InterOil.
Midstream Liquefaction Financial Results

Midstream Liquefaction - Operating results	Quarter ended Sept 30,		Nine months ended Sept 30,
($ thousands, unless otherwise indicated)	2008	2007	2008	2007

Interest and other revenue	35	10	67	15

Total segment revenue	35	10	67	15

Office and administration and other expenses	(1,605)	(4,114)	(5,057)	(4,886)

Earnings before interest, taxes, depreciation and amortization (non-GAAP measure) (1)	(1,570)	(4,104)	(4,990)	(4,871)

Depreciation and amortization	(19)	—	(50)	—
Interest expense	0	0	0	0

Loss from ordinary activities before income taxes	(1,589)	(4,104)	(5,040)	(4,871)

Income tax expense	(25)	—	(98)	—

Total net loss	(1,614)	(4,104)	(5,138)	(4,871)

(1)	Earnings before interest, taxes, depreciation and amortization is a non-GAAP measure and is reconciled to GAAP in the section to this document entitled ‘Non-GAAP measures and reconciliation’.
Analysis of Midstream Liquefaction Financial Results Comparing the Quarters and Nine Months Ended September 30, 2008 and 2007
All costs to the date of entering into the shareholders’ agreement relating to this segment have been expensed. These costs included expenses relating to employees, office premises and consultants.
All costs incurred, subsequent to the execution of the shareholders’ agreement on July 31, 2007, during the pre-acquisition and construction stage will be expensed as incurred, unless they can be directly identified with the property, plant and equipment of the LNG construction project. As at September 30, 2008, we have capitalized $2.1 million in direct costs of the project.
During the quarter ending September 30, 2008, the Midstream Liquefaction business had a net loss of $1.6 million, compared with a net loss of $4.1 million in the same quarter 2007. During the nine month period ending September 30, 2008, the Midstream Liquefaction business had a net loss of $5.1 million compared with a loss of $4.9 million during the same period of 2007.
The following table outlines the key movements, the net of which primarily explains the variance in the results between the quarters and nine months ended September 30, 2008 and 2007.

	Quarter	Nine months
	($ millions)	($ millions)
	$2.5	$(0.3)	Net profit/(loss) variance for the comparative periods primarily due to:

➢	$3.0	$3.2
Relates to the loss on proportionate consolidation of PNGLNG Inc recognized initially with $2.4 million on signing of the Shareholders Agreement in 2007. These losses will be recouped during the period the other JV partners equalize their JV interest through payment of cash calls.

➢	$(0.5)	$(3.4)	Increased office and administration and other expenses, excluding the loss on
Management Discussion and Analysis INTEROIL CORPORATION     19

Quarter	Nine months
($ millions)	($ millions)

proportionate consolidation explained above, mainly due to professional fees incurred in negotiations with the Government of Papua New Guinea on the LNG Project Agreement and work on drafting the engineering, procurement and commissioning contract for the LNG project.

Midstream Liquefaction Financial Results by Quarter for 2008 to date, and the Preceding Five Quarters

Midstream Liquefaction -	2008			2007				2006
Operating results	Sep-30	Jun-30	Mar-31	Dec-31	Sep-30	Jun-30	Mar-31	Dec-31
($ thousands)

Interest and other revenue	35	19	13	26	10	5	—	—
Total segment revenue	35	19	13	26	10	5	0	0

Office and administration and other expenses	(1,605)	(1,803)	(1,649)	(823)	(4,114)	(449)	(322)	(396)
Earnings before interest, taxes, depreciation and amortization (1)	(1,570)	(1,784)	(1,636)	(797)	(4,104)	(444)	(322)	(396)

Depreciation and amortization	(19)	(16)	(15)	(15)	—	—	—	—
Interest expense	—	—	—	—	—	—	—	—

Loss from ordinary activities before income taxes	(1,589)	(1,800)	(1,651)	(812)	(4,104)	(444)	(322)	(396)

Income tax expense	(25)	(49)	(24)	(13)	—	—	—	—
Total net loss	(1,614)	(1,849)	(1,675)	(825)	(4,104)	(444)	(322)	(396)

(1)	Earnings before interest, taxes, depreciation and amortization is a non-GAAP measure and is reconciled to GAAP in the section to this document entitled ‘Non-GAAP measures and reconciliation’.
Management Discussion and Analysis INTEROIL CORPORATION     20

DOWNSTREAM QUARTER AND NINE MONTHS IN REVIEW
Downstream Business Summary
Our Downstream wholesale and retail refined petroleum products distribution business is the largest and most comprehensive distribution base in Papua New Guinea. It encompasses bulk storage, aviation refueling, and the wholesaling and retailing of refined petroleum products. At the end of third quarter of 2008 we estimate that we supplied approximately 76% of Papua New Guinea’s total refined petroleum product needs compared with approximately 72% at the end of the third quarter of 2007. Our retail and wholesale distribution business distributes diesel, jet fuel, gasoline, kerosene, avgas, and fuel oil as well as branded commercial and industrial lubricants such as engine and hydraulic oils. In general, all of the refined products sold pursuant to our wholesale and retail distribution business are purchased from our refining business segment with the exception of lubricants, fuel oil and avgas.
As of September 30, 2008, we provided petroleum products to 51 retail service stations that operate under the InterOil brand name. Of the 49 service stations that we supply, 22 are owned by InterOil or head leased, with a sublease to company approved operators. The other 29 service stations are independently owned and operated. We supply products to each of these service stations pursuant to retail supply agreements.
In addition to the retail distribution network, we supply petroleum products as a wholesaler to commercial clients. More than two-thirds of the volume of petroleum products that we sold during nine month period was supplied to commercial customers. Although the volume of sales to commercial customers is far larger than through our retail distribution network, the sales to our larger commercial customers are generally at lower margins.
We operate 12 aviation refueling stations throughout Papua New Guinea. We own and operate 6 large terminals and 11 depots that are used as staging posts to supply product throughout Papua New Guinea. At the end of third quarter 2008, as part of our restructuring plans since the acquisition of various facilities from Shell, we have progressed repair and maintenance works to the facilities that we have selected to retain and this quarter replaced or refurbished all aviation refueling equipment at all aviation stations.
Downstream Operating Review

	Quarter Ended		Nine months Ended
	September 30,		September 30,
Key Downstream Metrics	2008	2007	2008	2007

Net income ($ millions)	$(0.9)	$(0.3)	$4.7	$4.0
EBITDA ($ millions) (1)	$0.6	$3.3	$13.0	$9.1
Sales volumes (millions of liters)	138.0	141.9	396.6	406.8
Cost of distribution per liter ($ per liter) (2)	$0.05	$0.02	$0.06	$0.02

(1)	Earnings before interest, taxes, depreciation and amortization is a non-GAAP measure and is reconciled to GAAP in the section to this document entitled ‘Non-GAAP measures and reconciliation’.

(2)	Cost of distribution per liter includes land based freight costs and operational costs. It excludes depreciation and interest.
Major tankage repairs for the Rabaul facility, which suffered corrosion due to the active volcanic conditions in existence in that area are close to completion and tankage repairs at the Madang facility have now been completed. Clearance of the Kavieng depot has been completed and the site is in the process of being leased to a third party. The Madang storage site is also currently being remediated with vertical tanks being moved to the Lae terminal for storage. Closure of the old Madang depot is expected to be completed by the end of this financial year.
Management Discussion and Analysis INTEROIL CORPORATION     21

Downstream Financial Results

Downstream - Operating results	Quarter ended Sept 30,		Nine months ended Sept 30,
($ thousands, unless otherwise indicated)	2008	2007	2008	2007

External sales	172,019	102,632	428,022	273,119
Inter-segment revenue	52	16	132	63
Interest and other revenue	457	138	889	602

Total segment revenue	172,528	102,786	429,043	273,784

Cost of sales and operating expenses	(166,816)	(98,324)	(402,680)	(259,412)
Office and administration and other expenses	(5,102)	(1,161)	(13,331)	(5,283)

Earnings before interest, taxes, depreciation and amortization (non-GAAP measure) (1)	610	3,301	13,032	9,089

Depreciation and amortization	(693)	(497)	(1,848)	(1,504)
Interest expense	(885)	(3,320)	(2,606)	(3,294)

Profit from ordinary activities before income taxes	(968)	(516)	8,578	4,291

Income tax expense	82	261	(3,883)	(253)

Total net profit	(886)	(255)	4,695	4,038

Gross Margin (2)	5,255	4,324	25,474	13,770

(1)	Earnings before interest, taxes, depreciation and amortization is a non-GAAP measure and is reconciled to GAAP in the section to this document entitled ‘Non-GAAP measures and reconciliation’.

(2)	Gross Margin is ‘external sales’ and ‘inter-segment revenue’ less ‘cost of sales and operating expenses’.
Analysis of Downstream Financial Results Comparing the Quarters and Nine Months Ended September 30, 2008 and 2007
During the quarter ended September 2008, the Downstream business achieved a net loss of $0.9 million compared with a loss of $0.3 million in the same period of 2007. For the nine months ended September 2008, the Downstream business had a net profit of $4.7 million compared with $4.0 million in the same period of 2007.
The following table outlines the key movements, the net of which primarily explains the variance in the results between the quarters and nine months ended September 30, 2008 and 2007.

	Quarter	Nine months
	($ millions)	($ millions)
	$(0.6)	$0.7	Net profit/(loss) variance for the comparative periods primarily due to:

➢	$0.9	$11.7	Increase in gross margin due to higher sales prices. This impact has been partly offset by a downward inventory revaluation of $4.2 million at quarter end.

➢	$(3.9)	$(8.0)	Increase in office and administration and other expenses mainly due to higher Corporate allocations and Midstream recharges for storage facilities.

➢	$2.4	$0.7	Decrease in interest expense charged as a result of a decrease in inter-company loans; the interest charge for quarter ended September 2007 included retrospective interest charges from January 2007.

➢	$(0.2)	$(3.6)	Increase in income tax expense due to higher operating profits.
Management Discussion and Analysis INTEROIL CORPORATION     22

Downstream Financial Results by Quarter for 2008 to date, and the Preceding Five Quarters

Downstream -	2008			2007				2006
Operating results	Sep-30	Jun-30	Mar-31	Dec-31	Sep-30	Jun-30	Mar-31	Dec-31
($ thousands)		(restated)	(restated)

External sales	172,019	140,138	115,865	118,538	102,632	92,782	77,705	90,695
Inter-segment revenue	52	58	22	18	16	27	20	(29)
Interest and other revenue	457	271	161	(61)	138	377	87	1,324
Total segment revenue	172,528	140,467	116,048	118,495	102,786	93,186	77,812	91,990

Cost of sales and operating expenses	(166,816)	(126,623)	(109,242)	(109,391)	(98,324)	(88,236)	(72,853)	(87,521)
Office and administration and other expenses	(5,102)	(5,951)	(2,278)	(5,477)	(1,161)	(2,190)	(1,931)	(3,326)
Earnings before interest, taxes, depreciation and amortization (1)	610	7,893	4,528	3,627	3,301	2,760	3,028	1,143

Depreciation and amortization	(693)	(582)	(573)	(700)	(497)	(552)	(456)	(537)
Interest expense	(885)	(715)	(1,005)	(1,145)	(3,320)	66	(39)	(36)

Profit (loss) from ordinary activities before income taxes	(968)	6,596	2,950	1,782	(516)	2,274	2,533	570

Income tax expense	82	(3,213)	(752)	(1,112)	261	(32)	(483)	(997)

Total net profit (loss)	(886)	3,383	2,198	670	(255)	2,242	2,050	(427)

Gross Margin (2)	5,255	13,573	6,645	9,165	4,324	4,573	4,872	3,145

(1)	Earnings before interest, taxes, depreciation and amortization is a non-GAAP measure and is reconciled to GAAP in the section to this document entitled ‘Non-GAAP measures and reconciliation’.

(2)	Gross Margin is ‘external sales’ and ‘inter-segment revenue’ less ‘cost of sales and operating expenses’.

(3)	The inter-company interest charges have been restated for quarter ended March 31, 2008 and June 30, 2008 to reflect transfer of certain inter-company loan balances to inter-company investments.
Management Discussion and Analysis INTEROIL CORPORATION     23

CORPORATE QUARTER AND NINE MONTHS IN REVIEW
Our Corporate segment engages in business development and improvement, provides common services and management, undertakes financing and treasury activities, and is responsible for government and investor relations. Common and integrated costs are recovered from business segments on an equitable allocation basis.
Corporate Financial Results

Corporate - Operating results	Quarter ended Sept 30,		Nine months ended Sept 30,
($ thousands, unless otherwise indicated)	2008	2007	2008	2007

Inter-segment revenue elimination (1)	(126,426)	(83,005)	(322,291)	(205,916)
Interest revenue	146	401	542	1,312
Other non-allocated revenue	—	—	—	—

Total revenue	(126,280)	(82,604)	(321,749)	(204,604)

Cost of sales and operating expenses elimination (1)	128,274	83,005	323,069	207,132
Office and administration and other expenses (2)	(1,966)	(3,506)	(6,887)	(9,157)
Gain on LNG shareholder agreement	—	—	—	6,553

Earnings before interest, taxes, depreciation and amortization (non-GAAP measure) (3)	28	(3,105)	(5,567)	(76)

Depreciation and amortization (4)	15	20	50	61
Interest expense (5)	(1,049)	6,253	(4,422)	1,133

Profit (loss) from ordinary activities before income taxes	(1,006)	3,168	(9,939)	1,118

Income tax expense	(21)	212	(224)	183
Non-controlling interest	(3)	2	(5)	2

Total net profit (loss)	(1,030)	3,382	(10,168)	1,303

Gross Margin (6)	1,848	—	778	1,216

(1)	Represents the elimination upon consolidation of our refinery sales to other segments and other minor inter-company product sales.

(2)	Includes the elimination of inter-segment administration service fees.

(3)	Earnings before interest, taxes, depreciation and amortization is a non-GAAP measure and is reconciled to GAAP in the section to this document entitled ‘Non-GAAP measures and reconciliation’.

(4)	Represents the amortization of a portion of costs capitalized to assets on consolidation.

(5)	Includes the elimination of interest accrued between segments.

(6)	Gross Margin is ‘inter-segment revenue elimination’ less ‘cost of sales and operating expenses’ and represents elimination upon consolidation of our refinery sales to other segments.
Analysis of Corporate Financial Results Comparing the Quarters and Nine Months Ended September 30, 2008 and 2007
The following table outlines the key movements, the net of which primarily explains the variance in the results for between the quarters and nine months ended September 30, 2008 and 2007.

	Quarter	Nine months
	($ millions)	($ millions)
	$(4.4)	$(11.5)	Net profit/(loss) variance for the comparative periods primarily due to:

➢	$(7.6)	$(6.3)	Reduction in interest revenue less interest expenses. This is due a
Management Discussion and Analysis INTEROIL CORPORATION     24

	Quarter	Nine months
	($ millions)	($ millions)
			reduction in the intercompany loan balances on which other streams are charged interest expense based on market rates.

➢	$ 1.8	$(0.4)	Increase/(decrease) in net income on intra-group profit eliminated on consolidation between Midstream — Refining and Downstream segments.

➢	$ 1.5	$2.3	Reduction in office and administration and other expenses due to additional recharges to the operating streams.

➢	$ 0.0	$(6.6)	$6.6 million one-time gain recognized in the quarter ended June 30, 2007 due to the signing of the LNG Shareholder’s Agreement.
Corporate Financial Results by Quarter for 2008 to date, and the Preceding Five Quarters

Corporate -	2008			2007			2006
Operating results	Sep-30	Jun-30	Mar-31	Dec-31	Sep-30	Jun-30	Mar-31	Dec-31
($ thousands)		(restated)	(restated)

Inter-segment revenue elimination	(126,426)	(94,393)	(101,472)	(84,112)	(83,005)	(68,058)	(54,853)	(67,864)
Interest revenue	146	161	235	336	401	424	487	457
Other unallocated revenue	—	—	—	—	—	—	—	(50)
Total segment revenue	(126,280)	(94,232)	(101,237)	(83,776)	(82,604)	(67,634)	(54,366)	(67,457)

Cost of sales and operating expenses elimination	128,274	93,065	101,730	83,121	83,005	69,906	54,220	66,649
Office and administration and other expenses	(1,966)	(4,081)	(839)	(1,739)	(3,506)	(3,866)	(1,785)	(1,491)
Gain on LNG shareholder agreement	—	—	—	—	—	6,553	—	—
Earnings before interest, taxes, depreciation and amortization (1)	28	(5,248)	(346)	(2,394)	(3,105)	4,959	(1,931)	(2,299)

Depreciation and amortization	15	17	18	21	20	20	21	22
Interest expense	(1,049)	(1,951)	(1,423)	99	6,253	(2,768)	(2,352)	(3,131)

Profit (loss) from ordinary activities before income taxes	(1,006)	(7,182)	(1,751)	(2,274)	3,168	2,211	(4,262)	(5,408)

Income tax expense	(21)	(122)	(81)	(11)	212	(15)	(13)	(10)
Non-controlling interest	(3)	(2)	0	(1)	2	—	—	(2)

Total net profit (loss)	(1,030)	(7,306)	(1,832)	(2,286)	3,382	2,196	(4,275)	(5,420)

(1)	Earnings before interest, taxes, depreciation and amortization is a non-GAAP measure and is reconciled to GAAP in the section to this document entitled ‘Non-GAAP measures and reconciliation’.

(2)	The inter-company interest charges have been restated for quarter ended March 31, 2008 and June 30, 2008 to reflect transfer of certain inter-company loan balances to inter-company investments.
Management Discussion and Analysis INTEROIL CORPORATION     25

LIQUIDITY AND CAPITAL RESOURCES
Summary of Debt facilities
Summarized below are the debt facilities available to the Company and the balances outstanding as at September 30, 2008.

		Balance
		outstanding
Organization	Facility	September 30, 2008	Maturity date

OPIC secured loan	$67,000,000	$67,000,000	December 31, 2015
Unsecured 8% convertible debentures	$95,000,000	$80,000,000	May 9, 2013
BNP Paribas working capital facility	$190,000,000	$80,002,303 (1)	August 31, 2009

BSP and Westpac working capital facility	$57,500,000	New facility subsequent to quarter end	October 23, 2011 (yearly renewal)

(1)	Excludes letters of credit totaling $77.0 million.
OPIC Secured Loan (Midstream)
On September 12, 2001, we entered into a loan agreement with OPIC to secure a project financing facility of $85.0 million. The loan is secured over the assets of the refinery. The interest rate on the loan is equal to the treasury cost applicable to each promissory note outstanding plus 3%, and is payable quarterly in arrears. Principal repayments of $4.5 million each are due on June 30 and December 31 of each year until the end of the loan or December 31, 2015. During quarter ended June 2008, an installment of $4.5 million and the accrued interest on the loan was paid.
Unsecured 8% Subordinated Debentures (Corporate)
On May 13, 2008, we issued $95.0 million of unsecured 8% subordinated convertible debentures with a five year maturity. The conversion price applicable to these debentures is $25.00 per share, with us having the right to require the debenture holders to convert if the daily volume weighted average price (‘VWAP’) of our common shares is at or above $32.50 for at least 15 consecutive trading days. Accrued interest on these debentures is to be paid semi-annually in arrears, in May and November of each year, commencing in November 2008. $70.0 million of the funds from these debentures were used to repay a portion of the Merrill Lynch bridging facility. The remaining funds are being used for appraisal and development of the Elk/Antelope structures.
During the quarter ended September 30, 2008, debenture holders exercised their conversion rights for $15.0 million principal amount of debentures, resulting in issue of 600,000 common shares.
BNP Paribas Working Capital Facility (Midstream)
During the third quarter of 2008, the renewal of the $170.0 million Secured Revolving Crude Import Facility with BNP Paribas (Singapore Branch) was completed. The overall facility limit was increased to $190.0 million to accommodate higher crude prices and resulting increases in working capital requirements. As at September 30, 2008, the facility limit has been temporarily increased to $210.0 million; however, such limit will be reduced back to $190.0 million on December 01, 2008. This crude import facility is used to finance purchases of crude feedstock for our refinery. As of September 30, 2008, $53.0 million remained available for use under the crude import facility. The weighted average interest rate under the crude import facility was 5.3% for the nine months ended September 30, 2008.
Management Discussion and Analysis INTEROIL CORPORATION     26

BSP and Westpac Working Capital Facility (Downstream)
Subsequent to quarter end, on October 24, 2008 we secured a domestic (Papua New Guinea) 150.0 million Kina (approximately $57.5 million) revolving working capital facility for our wholesale and retail petroleum products distribution business in Papua New Guinea from Bank of South Pacific Limited and Westpac Bank PNG Limited.
While cash flows from operations are expected to be sufficient to cover our operating commitments, should there be a major deterioration in refining or downstream margins, or the pricing review not yield an agreement for the revision of the IPP formula applicable to our refined product, our operations may not generate sufficient cash flows to cover all of the interest and principal payments under our debt facilities noted above. As a result, we may be required to raise additional capital and/or refinance these facilities in the future. We can provide no assurances that we will be able to obtain such additional capital or that our lenders will agree to refinance these debt facilities, or, if available, that the terms of any such capital raising or refinancing will be acceptable to us.
Other Sources of Capital
Upstream
We fund our Upstream capital expenditures for our exploration drilling program using proceeds from the $125.0 million Indirect Participation Interest (IPI) Agreement that we entered into in February 2005. For expenditures on the extended well program and other appraisal wells, funding of our share of these costs is sourced from operational cash flows, secured loans or equity raising activities. Cash calls are also made to IPI investors for their share of interest in these appraisal wells.
Subsequent to the quarter end, on October 30, 2008, Petromin PNG Holdings Limited (‘Petromin’), a government entity mandated to invest in resource projects on behalf of the Independent State of Papua New Guinea (“the State”), agreed to take a 20.5% direct interest in the Elk/Antelope field. Petromin will contribute an initial deposit and will fund 20.5% of the costs of developing the Elk/Antelope field. The agreement remains subject to certain formal conditions precedent. In addition, under the relevant legislation the State’s right to invest arises upon issuance of the PDL, which has not yet occurred. The agreement contains certain provisions applicable in the event that the PDL is not issued within a certain timeframe or the State does not designate Petromin to hold its interest at that time.
Summary of Cash Flows

	Quarter ended Sept 30		Nine months ended Sept 30,
($ thousands)	2008	2007	2008	2007

Net cash inflows/(outflows) from :

Operations	2,638	(19,668)	(23,025)	(19,782)
Investing	5,776	5,678	(19,030)	(5,490)
Financing	9,741	3,513	45,159	5,520

Net cash movement	18,155	(10,477)	3,104	(19,752)

Opening cash	28,811	22,406	43,862	31,681

Closing cash	46,966	11,929	46,966	11,929

Management Discussion and Analysis INTEROIL CORPORATION     27

Analysis of Cash Flows Provided By/(Used In) Operating Activities Comparing the Quarters and Nine Months Ended September 30, 2008 and 2007
The following table outlines the key variances in the cash flows from operating activities between the quarters and nine months ended September 30, 2008 and 2007:

	Quarter	Nine months
	($ millions)	($ millions)
	$22.3	$(3.2)	Variance for the comparative periods primarily due to:

➢	$15.6	$23.5	Increase in cash provided by operations prior to changes in operating segments working capital.

➢	$6.7	$(26.7)
Increase/(decrease) in cash provided/(used in) operations due to working capital movements. These working capital movements relate to the timing of receipts, payments and inventory purchases, along with the increasing crude and refined product price environment.

Analysis of Cash Flows Provided By/(Used In) Investing Activities Comparing the Quarters and Nine Months Ended September 30, 2008 and 2007
The following table outlines the key variances in the cash flows from investing activities between the quarters and nine months ended September 30, 2008 and 2007:

	Quarter	Nine months
	($ millions)	($ millions)
	$0.1	$(13.5)	Variance for the comparative periods primarily due to:

➢	$0.8	$0.2
Lower cash outflow on oil and gas exploration expenditure — the current quarter outflows related to the Elk-4A and Antelope drilling and extended well drilling program. The extended well program is partly funded by cash calls to the IPI investors.

➢	$3.9	$(1.7)	Higher/(lower) cash inflows from cash calls made from IPI investors in relation to the Elk/Antelope extended well programs.

➢	$5.0	$6.5	Proceeds received from the sale of our interest in PRL 4 and 5. Out of the total sale price of $6.5 million, $5.0 million was received during the third quarter.

➢	$1.2	$(14.0)	Lower/(higher) cash outflows due to movement in our secured cash restricted balances in line with the usage of the BNP working capital facility at period ends.

➢	$(4.5)	$(0.2)	Decrease in cash used in our development segments due to working capital movements. This working capital relates to movement in accounts payables and accruals of our Upstream and LNG segment.

➢	$(7.0)	$(7.0)	$7.0 million received in the third quarter of 2007 on settlement of the insurance claim for the Elk well blowout.

➢	$0.0	$2.7	Final settlement payment of the $2.7 million made in 2007 for the acquisition of Shell’s distribution business.
Management Discussion and Analysis INTEROIL CORPORATION     28

Analysis of Cash Flows Provided By/(Used In) Financing Activities Comparing the Quarters and Nine Months Ended September 30, 2008 and 2007
The following table outlines the key variances in the cash flows from financing activities between the quarters and nine months ended September 30, 2008 and 2007:

	Quarter	Nine months
	($ millions)	($ millions)
	$6.2	$39.6	Variance for the comparative periods primarily due to:

➢	$7.5	$22.4	Higher drawdowns from the BNP Paribas Working Capital Facility.

➢	$0.0	$94.8	Net proceeds from the issuance of debentures during May 2008.

➢	$0.0	$(70.0)	Repayment of the Merrill Lynch bridging facility during May 2008.

➢	$0.0	$(4.5)	Repayment of one installment of the OPIC secured loan in June 2008.

➢	$(2.5)	$(3.0)	Lower cash inflows relating to the Elk option agreement — $4.5 million in the nine months to September 30, 2008 compared with $7.5 million in the same period of 2007.

➢	$0.9	$0.3	Higher proceeds from the cash calls to LNG joint venture partners in issue of ‘B’ class shares in the Joint Venture company, PNG LNG Inc.
Capital Expenditures
Upstream Capital Expenditures
Gross capital expenditures for exploration in Papua New Guinea for the quarter ended September 30, 2008 were $19.5 million compared with $20.3 million during the same period of 2007. Gross capital expenditures for exploration in Papua New Guinea for the nine months ended September 30, 2008 were $48.5 million compared with $48.7 million during the same period of 2007.
The following table outlines the key expenditures/(recoveries) in the quarter and nine months ended September 30, 2008:

	Quarter	Nine months
	($ millions)	($ millions)
	$19.5	$48.5	Expenditure in the period due to:

➢	$(0.2)	$8.8	Drilling the Elk-4 appraisal well as part of the Elk extended well program.

➢	$(0.9)	$8.5	Drilling the Elk-4A exploratory well intersecting the Antelope structure.

➢	$8.1	$16.8	Testing the Elk-4A appraisal well as part of the Elk extended well program.

➢	$4.6	$7.5	Preparatory/drilling costs on the Antelope-1 appraisal well.

➢	$4.6	$0.8	Preparatory costs on our next appraisal well Antelope-2.

➢	$7.2	$4.8	Fixed assets and inventory movement made up the balance of the expenditure.
Management Discussion and Analysis INTEROIL CORPORATION     29

The IPI investors are required to fund 28.175% of the Elk extended well program costs to maintain their interest in the well program. The amounts capitalized in our books, or expensed as incurred, in relation to the extended well program are the net amounts after adjusting for the IPI investors’ interest in the program.
Petromin will contribute an initial $3.0 million deposit towards past costs and will fund 20.5% of ongoing costs for developing the fields. All funds received will be treated as a deposit until a PDL is granted.
Midstream Capital Expenditures
There were no major capital expenditures in our Midstream refinery business segment for the quarter ended September 30, 2008.
Downstream Capital Expenditures
Capital expenditures for the Downstream wholesale and retail distribution business segment were $3.1 million for nine months ended September 30, 2008. Such expenditures related to major tankage repairs in Rabaul.
Capital Requirements
The capital requirements for each of our business segments are discussed below. The oil and gas industry is capital intensive and our business plans necessarily involve raising additional capital. The availability and cost of such capital is highly dependent on market conditions at the time we raise such capital. No assurance can be given that we will be successful in obtaining new sources of capital on terms that are acceptable to us, particularly in current market conditions.
Upstream
We are obliged under our $125.0 million indirect participation agreement entered into in February 2005 to drill eight exploration wells. As at September 30, 2008, we estimate that a further $45.3 million will be required to fulfill this commitment. The timing of this is subject to InterOil’s discretion.
We would need to raise additional funds in order for us to complete the program and meet the obligation to drill the remaining four wells under the indirect participation agreement. The cost of drilling exploration wells in Papua New Guinea is subject to numerous factors. Existing cash balances and ongoing cash generated from operations would not be sufficient to facilitate further development of the Elk/Antelope well prospect and to satisfy our obligations under the indirect participation agreement. Therefore the Company must extend or secure sufficient funding through renewed borrowings, equity raising and or asset sales to enable sufficient cash to be available to meet these obligations and further its development plans.
In the event that we establish sufficient gas resources and reserves, we will also be required to attract substantial amounts of financing for the Elk field development and delivery of gas to the LNG project and it will take a number of years to complete these projects. In the event that the viability of the LNG project is established, we plan to use a combination of debt, equity and the partial sale of capitalized properties to strategic investors to raise adequate capital. The availability and cost of various sources of financing is highly dependent on market conditions at the time and we can provide no assurances that we will be able to obtain such financing or conduct such sales on terms that are acceptable.
Midstream — Refining
We believe that we will have sufficient funds from our operating cashflows to pay our estimated capital expenditures for 2008. We also believe cash flows from operations are expected to be sufficient to cover the costs of operating our refinery and the financing charges incurred under our crude import facility. Should there be a major deterioration in refining margins or the pricing review not yield an agreement for the revision of the pricing formula applicable to our refined product, our refinery may not generate sufficient cash flows to cover all of the interest and principal payments under our secured loan agreements. As a result, we may be required to
Management Discussion and Analysis INTEROIL CORPORATION     30

raise additional capital and/or refinance these facilities in the future. We can provide no assurances that we will be able to obtain such additional capital or that our lenders will agree to refinance these facilities, or, if available, that the terms of any such capital raising or refinancing will be acceptable to us.
Midstream — Liquefaction
Completion of any LNG facility will require substantial amounts of financing and construction will take a number of years to complete. As a joint venture partner in the project, if the project proceeds we would be required to fund our share of the development costs after the initial costs of $200.0 million are funded by our joint venture partners to equalize their shareholding. No assurances can be given that we will be able to source sufficient gas reserves, successfully construct such a facility, or as to the timing of such construction. The availability and cost of capital is highly dependent on market conditions at the time we raise such capital. We can provide no assurances that we will be able to obtain such financing or conduct such sales on terms that are acceptable to us.
Downstream
We believe on the basis of current market conditions and the status of our business that our cash flows from operations will be sufficient to meet our estimated capital expenditures for our wholesale and retail distribution business segment for 2008.
Contractual Obligations and Commitments
The following table contains information on payments for contracted obligations due for each of the next five years and thereafter. It should be read in conjunction with our financial statements in the quarter ended September 30, 2008 and the notes thereto:

			Payments Due by Period
Contractual obligations		Less than					More
($ thousands)	Total	1 year	1-2 years	2-3 years	3-4years	4-5 years	than 5 years

Secured loan and debenture obligations	147,000	9,000	9,000	9,000	9,000	89,000	22,000
Accrued financing costs	363	363	—	—	—	—	—
Indirect participation interest (1)	1,384	540	844	—	—	—	—
Indirect participation interest (2)	72,813	—	72,813	—	—	—	—
PNG LNG Inc. Joint Venture (proportionate share of commitments)	728	714	14	—	—	—	—
Petroleum prospecting and retention licenses (3)	—	—	—	—	—	—	—

Total	222,288	10,617	82,671	9,000	9,000	89,000	22,000

(1)	These amounts represent the estimated cost of completing our commitment to drill exploration wells under our indirect participation interest agreement entered into in July 2003. See Note 18 to our unaudited financial statements for the nine months ended September 30, 2008.

(2)	The liability presented in relation to indirect participation interest is not a cash commitment and will be resolved once the IPI investors have elected to convert their interests into a joint venture interest or shares in InterOil Corporation. InterOil’s commitment is to complete the eight well drilling program. As at September 30, 2008, management estimates that a further $45.3 million will be required to be spent to fulfill this commitment.

(3)	InterOil must drill an exploration well in Petroleum Prospecting License 237 prior to the end of March 2009 in order to retain this license. As the cost of drilling this well cannot be estimated, it is not included within the above table.
Management Discussion and Analysis INTEROIL CORPORATION     31

Off Balance Sheet Arrangements
Neither during the quarter or nine months ended, nor as at September 30, 2008, did we have any off balance sheet arrangements or any relationships with unconsolidated entities or financial partnerships.
Transactions with Related Parties
Petroleum Independent and Exploration Corporation, a company owned by Mr. Mulacek, our Chairman and Chief Executive Officer, earned management fees of $112,500 during the nine months ended September 30, 2008 (September 2007 - $112,500). This management fee relates to Petroleum Independent and Exploration Corporation acting as the General Manager of one of our subsidiaries, S.P. InterOil, LDC, in compliance with OPIC loan requirements.
Amounts due to directors and executives at September 30, 2008 totaled $30,500 for directors fees (September 2007 - $30,500) and $nil for executive bonuses (September 2007 - $nil).
Share Capital
Our authorized share capital consists of an unlimited number of common shares and unlimited number of preferred shares, of which 1,035,554 series A preference shares are authorized. As of September 30, 2008, we had 35,623,587 common shares and nil preference shares outstanding (42,620,339 common shares on a fully diluted basis).
Derivative Instruments
Our revenues are derived from the sale of refined products. Prices for refined products and crude feed stocks are extremely volatile and sometimes experience large fluctuations over short periods of time as a result of relatively small changes in supplies, weather conditions, economic conditions and government actions. Due to the nature of our business, there is always a time difference between the purchase of a crude feedstock and its arrival at the refinery and the supply of finished products to the various markets.
Generally, we are required to purchase crude feedstock two months forward, whereas the supply/export of finished products will take place after the crude feedstock is discharged and processed. Because of this timing difference, there is an impact on our cost of crude feed stocks and the revenue from the proceeds of the sale of products, due to the fluctuation in prices during the time period. Therefore, we use various derivative instruments as a tool to reduce the risks of changes in the relative prices of our crude feed stocks and refined products. Such an activity is better known as hedging and risk management. These derivatives, which we use to manage our price risk, effectively enable us to lock-in the refinery margin such that we are protected in the event that the difference between our sale price of the refined products and the acquisition price of our crude feed stocks contracts are reduced. On the flip side, when we have locked-in the refinery margin and if the difference between our sales price of the refined products vis-à-vis our acquisition price of crude feed stocks expands or increase, then the benefits would be limited to the locked-in margin.
The derivatives instrument which we generally use is the over-the-counter (OTC) swap. The swaps transactions are concluded between counterparties in the derivatives swaps market, unlike futures which are transacted on the International Petroleum Exchange (IPE) and Nymex Exchanges. It is common place among refiners and trading companies in the Asia Pacific market to use derivatives swaps as a tool to hedge their price exposures and margins. Due to the wide usage of derivatives tools in the Asia Pacific region, the swaps market generally provides sufficient liquidity for the hedging and risk management activities. The derivatives swaps instrument covers commodities or products such as jet and kerosene, diesel, naphtha, and also crudes such as Tapis and Dubai. Using these tools, we actively engage in hedging activities to lock in margins. Occasionally, there is insufficient liquidity in the crude swaps market and we then use other derivative instrument such as Brent futures on the IPE Exchange to hedge our crude costs.
For a detailed description of our current derivative contracts as of September 30, 2008, see Note 7 to our financial statements for the quarter and nine months ended September 30, 2008 and 2007.
Management Discussion and Analysis INTEROIL CORPORATION     32

We will continue with our hedging and risk management program in 2008 and we will continue to evaluate new approaches to enhance our hedging arrangement and margin protection.
CRITICAL ACCOUNTING ESTIMATES
Certain of our accounting policies require that we make decisions with respect to the formulation of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. For a discussion of those accounting policies, please refer to our Management’s Discussion and Analysis for the year ended December 31, 2007 available at www.sedar.com.
NEW ACCOUNTING STANDARDS
For a discussion of the new accounting standards to be used by us in 2008, please refer to our Management’s Discussion and Analysis for the year ended December 31, 2007 available at www.sedar.com.
In 2006, the Accounting Standards Board (AcSB) announced its intentions to adopt International Financial Reporting Standards (IFRS) as Canadian GAAP, tentatively effective January 1, 2011. In anticipation of the change, the AcSB began revising certain Canadian accounting standards to conform to IFRS in advance of the 2011 implementation date. The required change to IFRS is mandatory for all Canadian publicly accountable entities, which includes those with public debt.
The SEC currently allows foreign private issuers using IFRS as their primary GAAP to not provide reconciliation to U.S. GAAP in their financial statements. The AcSB in Canada is also evaluating the possibility of allowing entities to early adopt IFRS reporting.
InterOil will strongly consider early adopting IFRS, if allowed by the AcSB, to benefit from the exemption from U.S. GAAP reconciliation. We have set up a Steering Committee and Project Management Team to evaluate the key differences between Canadian GAAP and IFRS and prepare for the transition. The Steering Committee will report to the Audit Committee on a regular basis on the progress of the transition project and key differences that need to be addressed for the transition.
Based on the preliminary work performed on evaluating key differences between Canadian GAAP and IFRS as applicable to InterOil, no major differences were noted that would have significant impact on transition to IFRS.
NON-GAAP MEASURES AND RECONCILIATION
Earnings before interest, taxes, depreciation and amortization, commonly referred to as EBITDA, represents our net income/(loss) plus total interest expense (excluding amortization of debt issuance costs), income tax expense, depreciation and amortization expense. EBITDA is used by InterOil to analyze operating performance. EBITDA does not have a standardized meaning prescribed by United States or Canadian generally accepted accounting principles and, therefore, may not be comparable with the calculation of similar measures for other companies. The items excluded from EBITDA are significant in assessing our operating results. Therefore, EBITDA should not be considered in isolation or as an alternative to net earnings, operating profit, net cash provided from operating activities and other measures of financial performance prepared in accordance with Canadian generally accepted accounting principles. Further, EBITDA is not a measure of cash flow under Canadian generally accepted accounting principles and should not be considered as such. For reconciliation of EBITDA to the net income (loss) under GAAP, refer to the Non GAAP Measures Reconciliation of this MD&A.
Management Discussion and Analysis INTEROIL CORPORATION     33

The following table reconciles net income (loss), a Canadian GAAP measure, to EBITDA, a non-GAAP measure for each of the last eight quarters.

Quarters ended	2008			2007				2006
($ thousands)	Sep-30	Jun-30	Mar-31	Dec-31	Sep-30	Jun-30	Mar-31	Dec-31
		(restated)	(restated)

Upstream	231	10,164	(1,135)	(3,128)	(5,015)	(5,492)	(4,009)	(719)
Midstream — Refining	17,516	16,329	5,724	9,589	(1,332)	3,775	6,336	9,144
Midstream — Liquefaction	(1,570)	(1,784)	(1,636)	(797)	(4,104)	(444)	(322)	(396)
Downstream	610	7,893	4,529	3,627	3,301	2,760	3,028	1,143
Corporate and Consolidated	27	(5,248)	(347)	(2,394)	(3,105)	4,959	(1,931)	(2,299)
Earnings before interest, taxes, depreciation and amortization	16,814	27,354	7,135	6,897	(10,255)	5,558	3,102	6,873

Subtract:

Upstream	—	—	—	—	—	—	—	(2)
Midstream — Refining	(2,113)	(2,263)	(2,761)	(4,397)	(8,155)	(2,156)	(2,091)	(2,478)
Midstream — Liquefaction	—	—	—	—	—	—	—	—
Downstream	(885)	(715)	(1,005)	(1,145)	(3,320)	66	(39)	(36)
Corporate and Consolidated	(1,049)	(1,951)	(1,423)	99	6,253	(2,768)	(2,352)	(3,131)
Interest expense	(4,047)	(4,929)	(5,189)	(5,443)	(5,222)	(4,858)	(4,482)	(5,647)

Upstream	—	—	—	—	—	—	—	—
Midstream — Refining	—	—	—	(44)	69	12	(17)	(42)
Midstream — Liquefaction	(25)	(49)	(24)	(13)	—	—	—	—
Downstream	82	(3,213)	(752)	(1,112)	261	(32)	(483)	(997)
Corporate and Consolidated	(24)	(124)	(81)	(12)	214	(15)	(13)	(12)
Income taxes and non- controlling interest	33	(3,386)	(857)	(1,181)	544	(35)	(513)	(1,051)

Upstream	(134)	(135)	(154)	(134)	299	(338)	(309)	(233)
Midstream — Refining	(2,742)	(2,724)	(2,761)	(2,158)	(2,781)	(2,748)	(2,717)	(2,806)
Midstream — Liquefaction	(19)	(16)	(15)	(15)	—	—	—	—
Downstream	(693)	(582)	(573)	(700)	(497)	(552)	(456)	(537)
Corporate and Consolidated	15	17	18	21	20	20	21	22
Depreciation and amortisation	(3,573)	(3,440)	(3,485)	(2,986)	(2,959)	(3,618)	(3,461)	(3,554)

Upstream	98	10,029	(1,289)	(3,262)	(4,715)	(5,831)	(4,318)	(953)
Midstream — Refining	12,660	11,344	202	2,990	(12,199)	(1,117)	1,511	3,818
Midstream — Liquefaction	(1,614)	(1,849)	(1,675)	(825)	(4,104)	(444)	(322)	(396)
Downstream	(886)	3,383	2,198	670	(255)	2,242	2,050	(427)
Corporate and Consolidated	(1,030)	(7,306)	(1,831)	(2,286)	3,382	2,196	(4,275)	(5,420)

Net profit (loss) per segment	9,228	15,601	(2,395)	(2,713)	(17,891)	(2,954)	(5,354)	(3,378)
Management Discussion and Analysis INTEROIL CORPORATION     34

PUBLIC SECURITIES FILINGS
You may access additional information about us, including our Annual Information Form for the year ended December 31, 2007, in documents filed with the Canadian Securities Administrators at www.sedar.com, and in documents including our Form 40-F, which is filed with the U.S. Securities and Exchange Commission at www.sec.gov. Additional information is also available on our website www.interoil.com.
GLOSSARY OF TERMS
Barrel, Bbl (petroleum) Unit volume measurement used for petroleum and its products.
BP BP Singapore Pte Limited.
Condensate A component of natural gas which is a liquid at surface conditions.
Crack spread The simultaneous purchase or sale of crude against the sale or purchase of refined petroleum products. These spread differentials which represent refining margins are normally quoted in dollars per barrel by converting the product prices into dollars per barrel and subtracting the crude price.
Crude Oil A mixture consisting mainly of pentanes and heavier hydrocarbons that exists in the liquid phase in reservoirs and remains liquid at atmospheric pressure and temperature. Crude oil may contain small amounts of sulphur and other non-hydrocarbons but does not include liquids obtained from the processing of natural gas.
EBITDA Earnings before interest, taxes, depreciation and amortization. EBITDA represents net income/(loss) plus total interest expense (excluding amortization of debt issuance costs), income tax expense, depreciation and amortization expense. EBITDA is used to analyze operating performance.
Farm out A contractual agreement with an owner who holds a working interest in an oil and gas lease to assign all or part of that interest to another party in exchange for the other party’s fulfillment of contractually specified conditions. Farm out agreements often stipulates that the other party must drill a well to a certain depth, at a specified location, within a certain time frame; furthermore, typically, the well must be completed as a commercial producer to earn an assignment of the working interest. The assignor of the interest usually reserves a specified overriding royalty interest, with the option to convert the overriding royalty interest to a specified working interest upon payout of drilling and production expenses.
FEED Front end engineering and design.
Feedstock Raw material used in a processing plant.
FID Final investment decision
GAAP Generally accepted accounting principles.
Gas A mixture of lighter hydrocarbons that exist either in the gaseous phase or in solution in crude oil in reservoirs but are gaseous at atmospheric conditions. Natural gas may contain sulphur or other non-hydrocarbon compounds.
ICCC Independent Consumer and Competition Commission in Papua New Guinea.
IPF InterOil Power Fuel. InterOil’s marketing name for low sulphur waxy residue oil.
IPP Import Parity Price. For each refined product produced and sold locally in Papua New Guinea, IPP is calculated by adding the costs that would typically be incurred to import such product to the average posted price for such product in Singapore as reported by Platts. The costs that are added to the reported Platts price
Management Discussion and Analysis INTEROIL CORPORATION     35

include freight costs, insurance costs, landing charges, losses incurred in the transportation of refined products, demurrage and taxes.
IPI Indirect Participation Interest.
LNG Liquefied natural gas. Natural gas converted to a liquid state by pressure and severe cooling, then returned to a gaseous state to be used as fuel. LNG is moved in tankers, not via pipelines. LNG, which is predominantly artificially liquefied methane, is not to be confused with NGLs, natural gas liquids, which are heavier fractions that occur naturally as liquids.
LPG Liquefied petroleum gas, typically ethane, propane butane and isobutane. Usually produced at refineries or natural gas processing plants, including plants that fractionate raw natural gas plant liquids. LPG can also occur naturally as a condensate.
LSWR Low sulfur waxy residual fuel oil.
Mark-to-market Used to evaluate futures/option positions using current market prices to determine profit/loss. The profit/loss can then be paid, collected or simply tracked daily.
Naphtha That portion of the distillate obtained in the refinement of petroleum which is an intermediate between the lighter gasoline and the heavier benzene, has a specific gravity of about 0.7, and is used as a solvent for varnishes, illuminant, and other similar products.
Natural gas A naturally occurring mixture of hydrocarbon and non-hydrocarbon gases found in porous geological formations beneath the earth’s surface, often in association with petroleum. The principal constituent is methane.
PGK Currency of Papua New Guinea.
PDL Petroleum Development License. The right given by the Independent State of Papua New Guinea to develop a field in readiness for commercial production.
PPL Petroleum Prospecting License. The tenement given by the Independent State of Papua New Guinea to explore for oil and gas.
PRL Petroleum Retention License. The tenement given by the Independent State of Papua New Guinea to allow the licensee holder to evaluate the commercial and technical options for the potential development of an oil and/or gas field.
Sweet/sour crude Definitions which describe the degree of a given crude’s sulfur content. Sour crudes are high in sulfur, sweet crudes are low.
Working interest An interest in a mineral property that entitles the owner of such interest to a share of the mineral productions from the property with the share based on such owner’s relative interest.
Natural gas measurements The following are some of the standard abbreviations used in natural gas measurement.
Mcf standard abbreviation for 1,000 cubic feet.
Bil cu ft Billion cubic feet. Also abbreviated to bcf.
Tcf trillion cubic feet.
Management Discussion and Analysis INTEROIL CORPORATION     36